                                                                File No. 70-8925

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                   Post-Effective Amendment No. 5 to Form U-1


                          JOINT APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



THE COLUMBIA GAS SYSTEM, INC.                          COLUMBIA GULF TRANSMISSION COMPANY
COLUMBIA GAS SYSTEM SERVICE CORPORATION                2603 Augusta, Suite 125
COLUMBIA LNG CORPORATION                               Houston, TX  77057
COLUMBIA ATLANTIC TRADING CORPORATION
COLUMBIA POWER MARKETING CORPORATION                   COLUMBIA GAS TRANSMISSION CORPORATION
COLUMBIA ENERGY SERVICES CORPORATION                   12801 Fair Lakes Parkway
COLUMBIA ENERGY MARKETING CORPORATION                  Fairfax, VA  22030-0146
COLUMBIA SERVICE PARTNERS, INC.
12355 Sunrise Valley Drive                             COLUMBIA NETWORK SERVICES CORPORATION
Suite 300                                              1600 Dublin Road
Reston, VA 20191-3458                                  Columbus, OH 43215-1082

TRISTAR VENTURES CORPORATION                           COLUMBIA PROPANE CORPORATION
TRISTAR CAPITAL CORPORATION                            9200 Arboretum Parkway, Ste 140
TRISTAR PEDRICK LIMITED CORPORATION TRISTAR            Richmond, VA 23236
PEDRICK GENERAL CORPORATION TRISTAR
BINGHAMTON LIMITED CORPORATION                         COLUMBIA GAS OF KENTUCKY, INC.
TRISTAR BINGHAMTON GENERAL CORPORATION                 COLUMBIA GAS OF OHIO, INC.
TRISTAR VINELAND LIMITED CORPORATION                   COLUMBIA GAS OF MARYLAND, INC.
TRISTAR VINELAND GENERAL CORPORATION                   COLUMBIA GAS OF PENNSYLVANIA, INC.
TRISTAR RUMFORD LIMITED CORPORATION                    COMMONWEALTH GAS SERVICES, INC.
TRISTAR GEORGETOWN GENERAL CORPORATION                 200 Civic Center Drive
TRISTAR GEORGETOWN LIMITED CORPORATION                 Columbus, OH 43215
TRISTAR FUEL CELLS CORPORATION
TVC NINE CORPORATION
TVC TEN CORPORATION
TRISTAR SYSTEM, INC.
205 Van Buren
Herndon, VA 22070


COLUMBIA NATURAL RESOURCES, INC
900 Pennsylvania Avenue
Charleston, WV  25302
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              (Names of company or companies filing this statement
                  and addresses of principal executive offices)

                          THE COLUMBIA GAS SYSTEM, INC.

                (Name of top registered holding company parent of
                          each applicant or declarant)

                           J. W. Trost, Vice President
                     COLUMBIA GAS SYSTEM SERVICE CORPORATION
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3458

   (Name and address of agent for service)(Other Agents for Service are Listed on the Reverse Side of the Front Cover)

Names and Addresses of Subsidiary Company Agents for Service:

M. A. CHANDLER, Treasurer                         S. M. NORDIN, Treasurer
Columbia Natural Resources, Inc.                  Columbia Propane Corporation
900 Pennsylvania Avenue                           9200 Arboretum Parkway, Ste 140
Charleston, WV  25302                             Richmond, VA 23236

D. DETAR, Treasurer                               A.J. SONDERMAN, Corporate Secretary
TriStar Ventures Corporation                      Columbia Gas of Ohio, Inc.
TriStar Pedrick Limited Corporation               Columbia Gas of Kentucky, Inc.
TriStar Pedrick General Corporation               Commonwealth Gas Services, Inc.
TriStar Binghamton Limited Corporation            Columbia Gas of Pennsylvania, Inc.
TriStar Binghamton General Corporation            Columbia Gas of Maryland, Inc.
TriStar Vineland Limited Corporation              200 Civic Center Drive
TriStar Vineland General Corporation              Columbus, OH 43215
TriStar Rumford Limited Corporation
TriStar Georgetown Limited Corporation            G.A. BARNARD, Assistant Controller
TriStar Georgetown General Corporation            Columbia Gas Transmission Corporation
TriStar Fuel Cells Corporation                    Columbia Gulf Transmission Company
TVC Nine Corporation                              1700 MacCorkle Avenue, S. E.
TVC Ten Corporation                               Charleston, WV 25314
TriStar System, Inc.
205 Van Buren                                     D. FURLANO, Treasurer
Herndon, VA 22070                                 Columbia Network Services
                                                  1600 Dublin Road
S. T. MACQUEEN, Treasurer                         Columbus, OH 43215-1082
Columbia LNG Corporation
12355 Sunrise Valley Drive                        ROBERT GUSTAFSON, Controller
Suite 300                                         Columbia Energy Services Corporation
Reston, VA 20191-3458                             Columbia Energy Marketing Corporation
                                                  Columbia Power Marketing Corporation
J. W. TROST, Vice President                       Columbia Service Partners, Inc.
Columbia Gas System Service Corporation           121 Hill Pointe Drive
12355 Sunrise Valley Drive, Suite 300             Suite 100
Reston, VA 20191-3420                             Canonsburg, PA 15317

J. W. GROSSMAN, Treasurer
TriStar Capital Corporation
Columbia Atlantic Trading Corporation
12355 Sunrise Valley Drive
Suite 300
Reston, VA 20191-3458


--------------------------------------------------------------------------------
                (Names and Addresses of Other Agents for Service)

        The Application-Declaration as previously filed and amended is hereby amended as follows:

     Item 1. Description of Proposed Transaction

             In connection with Post-Effective Amendment No.4 the cover page and signature page are hereby amended to reflect recent changes in the location of the headquarters of certain direct and indirect subsidiaries of The Columbia Gas System, Inc. and to include Columbia Power Marketing Corporation.




                                    SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment to be signed on their behalf by the undersigned thereunto duly authorized. The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.






DATE:      November 14, 1997          BY:      /s/ J. W. Trost
     -----------------------------        -----------------------



DATE:      November 14, 1997          BY:     /s/ P. J. Feldman
     --------------------------           -----------------------